                                                                                                                                March 18, 2005

Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
450 Fifth Street, N.W.,
Washington, D.C. 20549-0306

Re:	Amcor Limited
Form 20-F for the fiscal year ended June 30, 2004
File No. 0-18893

Dear Mr. Decker:

We refer to the letter dated March 11, 2005 from Amcor Limited in response to the letter from the staff of the Securities & Exchange Commission, dated February 7, 2005, regarding our annual report on Form 20-F for the fiscal year ended June 30, 2004 (the “Form 20-F”).

In paragraph 3 of our response letter dated March 11, 2005, we said:  “As of the date of this response letter there have been no revisions to the credit ratings disclosed on page 37 of the Form 20-F”.  Today, Standard & Poor’s Ratings Services announced that it has lowered Amcor’s corporate credit ratings from BBB+/A-2 to BBB/A-3.  The outlook for the rating has been set at negative.

Consequently, the corporate credit ratings for Amcor are now as follows:

Short-term:	A-3 (Standard & Poor’s)
P-2 (Moody’s)
Long term:	BBB Negative Outlook (Standard & Poor’s)
Baa1 Stable Outlook (Moody’s)

1

Attached is a copy of the announcement made today by Standard & Poor’s and the subsequent announcement by Amcor.

As with Standard & Poor’s, Amcor has regular discussions with its other ratings agency, Moody’s.  Amcor understands that Moody’s is considering today’s announcement by Standard & Poor’s.  Amcor is not presently aware of any proposed revisions to the Moody’s credit ratings for Amcor.

*       *       *       *       *

Amcor acknowledges that

•                                          Amcor is responsible for the adequacy and accuracy of the disclosure in its filings;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•                                          Amcor may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need any further information with respect to matters set forth in this letter, please contact the undersigned on (011) (613) 9226 9007 or Jeffrey Browne or Burr Henly of Sullivan & Cromwell on (011) (613) 9635-1500.  Alternatively, if more convenient, you may call the Washington D.C. office of Sullivan & Cromwell at (202) 956-7500 and ask to be transferred to the Melbourne office extension.

Very truly yours,

Peter Day

cc:	Ernest Greene
(Staff Accountant, SEC)

Nathan Cheney
(Assistant Chief Accountant, SEC)

Jeffrey F. Browne
Burr Henly
(Sullivan & Cromwell)

2

18 March, 2005

Amcor Comment on Ratings Announcement

Standard & Poor’s Ratings Services announced today that it has lowered Amcor’s corporate credit ratings from BBB+/A-2  to BBB/A-3.  The outlook for the rating has been set at negative. The subordinated debt (PRIDES) rating has been lowered by one grading to BBB- and the junior subordinated debt (PACRS) has been lowered to BB+.

Amcor’s outstanding debt, including hybrid instruments, totalled AUD 3.4 billion at 31 December 2004 with approximately 65% at fixed rates and 35% at floating rates.  The average maturity of non-current debt is 6 years with staggered maturities out to December 2017, thus limiting refinancing risk.

A credit rating pricing grid is included in Amcor’s major debt facilities and the downgrade will have an impact on the cost of floating rate debt.  On a full year, going forward basis the impact is not expected to exceed AUD 5.0 million per annum with an insignificant effect in the 2004/05 year. Interest cover at the EBITDA level remains strong at 6.8 times, based on the half year results to 31 December 2004.

Amcor continues to receive good support from credit providers in the bank debt and capital markets.

Ends

Further information:

W. Peter Day

Executive General Manager, Finance

Tel. +61 3 9226 9007

Return to Regular Format
Research:
Research Update: Amcor Ltd. Ratings Cut One Notch To ‘BBB/A-3’ As Acquisitions Fail To Perform

Publication date:	17-Mar-2005
Primary Credit Analyst(s):	Craig Parker, Melbourne (61) 3-9631-2073; craig_parker@standardandpoors.com

Credit Rating: BBB/Negative/A-3

Rationale

On March 18, 2005, Standard & Poor’s Ratings Services lowered its corporate credit ratings on Amcor Ltd. to ‘BBB/A-3’ from ‘BBB+/A-2’ and removed them from CreditWatch, where they had been placed with negative implications on Dec. 7, 2004. The outlook is negative. The subordinated debt rating was lowered to ‘BBB-’ and the junior subordinated debt lowered to ‘BB+’.

The downgrade reflects Amcor’s challenges in delivering enhanced returns and performance from its sizable, partly debt-funded acquisitions over the past three years. Faced with intense competition in its packaging markets, Amcor is attempting to extract higher returns from its PET and Flexibles operations in the U.S. and Europe. As such, Standard & Poor’s expects Amcor to generate better cash flow from these businesses, which when married with the good returns from the Australasian businesses will deliver performance and prudential frameworks consistent with a global ‘BBB’ rated packaging company.

Amcor has a strong position in the Australian and New Zealand packaging industry; a leading position in the global PET and healthcare flexibles markets; and good geographic and product diversity. Also, Amcor management remains committed to moderate debt usage.

Amcor’s cash flows from its consumer goods packaging should be relatively stable, reflecting its non-discretionary end markets. Nevertheless, Amcor faces pressures in a number of areas: from industry overcapacity in certain sectors and geographies; technology-driven product substitution; end users’ reduction of supplier bases; and volatile raw material costs. Consequently, crucial to Amcor protecting its market position and boosting cash flow will be its cost competitiveness, investment in new technologies and products, and strengthening of its global customer alliances.

Assisting Amcor is its pass-through pricing mechanisms in long-term customer contracts. These will enable Amcor to weather an increase in resin prices stemming from rising oil prices. Resin makes up between 20%-50% of the total manufacturing cost of PET and flexibles packaging.

Amcor’s operating lease-adjusted FFO to total debt of about 26% at Dec. 31, 2004 (24.6% at June 30, 2004) has remained below levels appropriate for a ‘BBB+’ rating. Nevertheless, Standard & Poor’s believes operational improvements will boost cash flow and improve credit metrics, and that any free cash flow will be used to pay down debt. The following points do not relate to the downgrade, but will continue to be monitored by Standard & Poor’s:

• In response to a board investigation into possible breaches of
• competition law by its Australasian corrugated box business (which

•	contributed 8% of EBITA in fiscal 2004), the company has referred the
•	issue to the Australian Competition and Consumer Commission (ACCC)
•	and the New Zealand Commerce Commission. Resolution of this
•	investigation, and the quantum of possible penalties are uncertain.
•	Without any precedent for companies who have admitted possible
•	breaches to the ACCC under the current leniency policy at the ACCC,
•	Standard & Poor’s believes it is difficult to factor in whether any
•	financial impact from the ACCC’s investigations will be material.
•	Amcor is currently searching for a replacement Chief Executive
•	Officer after the previous CEO resigned in response to the ACCC
•	investigation. Standard & Poor’s believes that Amcor will continue to
•	deliver on its strategy of remaining a global packaging company and
•	will endeavor to optimize its business profile to leverage and
•	improve its returns. Standard & Poor’s will confirm the company’s
•	operating strategy with arrival of a new CEO.

Short-term credit factors

Amcor’s short-term rating was lowered to ‘A-3’ from ‘A-2’. The ‘A-3’ rating reflects the possibility that the long-term rating could be lowered, subject to the resolution of the negative outlook. At Dec. 31, 2004, Amcor had A$130 million in cash and short-term deposits, and about A$1.2 billion in committed bank facilities — enough to comfortably meet near-term debt maturing of A$546.5 million. Standard & Poor’s believes Amcor should generate positive free operating cash flow in fiscal 2005, as it reduces acquisition activity, focuses on extracting greater returns from core businesses, and maintains strict working-capital discipline.

Outlook

The resolution of the ACCC investigation will provide greater clarity to the potential adverse impact on the long-term rating. Should the ACCC investigation result in financial penalties that are not material, the outlook is likely to revert to stable and the short-term rating could revert to ‘A-2’. Operational improvements and a pause in large acquisitions are expected to result in positive free cash flow and satisfactory credit metrics for the ‘BBB’ rating.

Ratings List
Amcor Ltd.
Corporate credit rating
To: BBB/Negative/A-3
From: BBB+/Watch Neg/A-2
Senior unsecured debt
To: BBB
From: BBB+/Watch Neg
Subordinated debt
To: BBB-
From: BBB/Watch Neg
Junior subordinated debt
To: BB+
From: BBB-/Watch Neg

Commercial paper

To: A-3

From: A-2/Watch Neg

Complete ratings information is available to subscribers of RatingsDirect, Standard & Poor’s Web-based credit analysis system, at www.ratingsdirect.com. All ratings affected by this rating action can be found on Standard & Poor’s public Web site at www.standardandpoors.com; under Credit Ratings in the left navigation bar, select Find a Rating, then Credit Ratings Search.